TOTAL NUMBER OF
                                                         PAGES INCLUDED IN THIS
                                                         ANNUAL REPORT IS 21.
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                             -----------------------

                                    FORM 11-K




[ X ]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended DECEMBER 31, 1996
                                      -----------------

                                       OR

[   ]       TRANSITION REPORT PURSUANT TO 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

            For the transition period from _______________ to _______________


                         Commission file number 33-32465
                                               ----------

              BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
--------------------------------------------------------------------------------
                            (Full title of the plan)


                           BERGEN BRUNSWIG CORPORATION
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


4000 METROPOLITAN DRIVE, ORANGE, CALIFORNIA                          92868-3510
---------------------------------------------                       ------------
(Address of principal executive offices of                           (Zip code)
 issuer of securities)




================================================================================

              BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
================================================================================

                                      INDEX
                                      -----


                                                                        PAGE NO.
                                                                        --------

INDEPENDENT AUDITORS' REPORT                                              3

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for
   Benefits at December 31, 1996 and 1995                                 5

   Statements of Changes in Net Assets
   Available for Benefits for the Years Ended
   December 31, 1996, 1995 and 1994                                       7

   Notes to Financial Statements                                         10


SUPPLEMENTAL SCHEDULES:

   1.  Line 27a - Schedule of Assets Held for
          Investment Purposes at December 31, 1996                       16

   2.  Line 27d - Schedule of Reportable Transactions
          for the year ended December 31, 1996                           19



                         SUPPLEMENTAL SCHEDULES OMITTED
                         ------------------------------


Supplemental schedules not listed above are omitted because of the absence of conditions under which they are required.


SIGNATURE                                                                20

INDEPENDENT AUDITORS' CONSENT - Exhibit 23                               21

INDEPENDENT AUDITORS' REPORT
================================================================================


Bergen Brunswig Pre-Tax Investment
      Retirement Account:


We have audited the accompanying statements of net assets available for benefits of Bergen Brunswig Pre-Tax Investment Retirement Account (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. Also, the accompanying supplemental schedules of (1) Line 27a - Schedule of Assets Held for Investment Purposes at December 31, 1996, and (2) Line 27d - Schedule of Reportable Transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information and supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche LLP
Costa Mesa, California
June 6, 1997


                                          BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                          -----------------------------------------------------

                                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                          AT DECEMBER 31, 1996

                                                    SUPPLEMENTAL INFORMATION BY FUND
                                   ======================================================================
                                                                              MERRILL
                                    FIDELITY                                   LYNCH         MERRILL
                                    MAGELLAN        GEORGE        COMPANY      GLOBAL         LYNCH
                                   DIVERSIFIED      PUTNAM         STOCK     ALLOCATION    EQUITY INDEX
                                   EQUITY FUND       FUND          FUND      FUND, INC.       TRUST
                                   -----------   -----------   -----------   -----------   ------------
ASSETS:
  Investments                      $43,174,752   $13,229,541   $14,822,027    $6,043,308    $5,117,690
  Interfund transfers
    receivable                          17,373         4,847         6,448         2,106         5,162
  Contributions receivable             131,108        39,621        50,254        33,941        45,489
  Interest and dividend
    income receivable                    5,368         1,592         2,104           771         2,635
                                   -----------   -----------   -----------    ----------    ----------
       TOTAL ASSETS                 43,328,601    13,275,601    14,880,833     6,080,126     5,170,976
                                   -----------   -----------   -----------    ----------    ----------
LIABILITIES:
  Interfund transfers
    payable                                  -             -                           -             -
                                   -----------   -----------   -----------    ----------    ----------
       TOTAL LIABILITIES                     -             -             -             -             -
                                   -----------   -----------   -----------    ----------    ----------
NET ASSETS AVAILABLE
  FOR BENEFITS                     $43,328,601   $13,275,601   $14,880,833    $6,080,126    $5,170,976
                                   ===========   ===========   ===========    ==========    ==========

See accompanying notes to financial statements.

--------------------------------------------------------------------------------------------------------

                                                     5

                                            BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                            -----------------------------------------------------

                                         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED)
                                                            AT DECEMBER 31, 1996
                                                       SUPPLEMENTAL INFORMATION BY FUND
                                       =============================================================
                                                         MERRILL         MERRILL
                                          MERRILL         LYNCH           LYNCH
                                           LYNCH        CORPORATE      RETIREMENT
                                          CAPITAL         BOND         PRESERVATION    PARTICIPANT
                                         FUND, INC.     FUND, INC.        TRUST           LOANS           TOTAL
                                        -----------    ------------   -------------    ------------   ------------
ASSETS:
  Investments                            $5,456,072      $3,419,808     $60,331,108      $8,749,423   $160,343,729
  Interfund transfers
    receivable                                1,810           1,199          15,565               -         54,510
  Contributions receivable                   25,942          15,875         139,263               -        481,493
  Interest and dividend
    income receivable                           624             398          60,252               -         73,744
                                         ----------      ----------     -----------      ----------   ------------
       TOTAL ASSETS                       5,484,448       3,437,280      60,546,188       8,749,423    160,953,476
                                         ----------      ----------     -----------      ----------   ------------
LIABILITIES:
  Interfund transfers
    payable                                       -               -               -          54,510         54,510
                                         ----------      ----------     -----------      ----------   ------------
       TOTAL LIABILITIES                          -               -               -          54,510         54,510
                                         ----------      ----------     -----------      ----------   ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                           $5,484,448      $3,437,280     $60,546,188      $8,694,913   $160,898,966
                                         ==========      ==========     ===========      ==========   ============

See accompanying notes to financial statements.

------------------------------------------------------------------------------------------------------------------

                                                           5a

                                               BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                               -----------------------------------------------------

                                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                               AT DECEMBER 31, 1995

                                                         SUPPLEMENTAL INFORMATION BY FUND
                                =================================================================================
                                                                                         MERRILL
                                   BERGEN      FIDELITY                                   LYNCH        MERRILL
                                  BRUNSWIG     MAGELLAN       GEORGE       COMPANY        GLOBAL        LYNCH
                                   FIXED      DIVERSIFIED     PUTNAM        STOCK       ALLOCATION   EQUITY INDEX
                                    FUND      EQUITY FUND      FUND         FUND        FUND, INC.      TRUST
                                -----------   -----------   ----------   -----------   -----------   ------------
ASSETS:
  Investments                   $26,572,577   $37,716,649   $9,758,488   $11,260,578    $2,818,630    $1,126,355
  Interfund transfers
    receivable                            -        11,717        2,734         3,946         1,040           611
  Contributions receivable                -       133,872       32,707        38,059        18,520        12,652
  Interest and dividend
    income receivable                     -         3,540          898         1,232           315           199
                                -----------   -----------   ----------   -----------    ----------   -----------
       TOTAL ASSETS              26,572,577    37,865,778    9,794,827    11,303,815     2,838,505     1,139,817
                                -----------   -----------   ----------   -----------    ----------   -----------
LIABILITIES:
  Interfund transfers
    payable                               -             -            -             -             -             -
                                -----------   -----------   ----------   -----------    ----------   -----------
       TOTAL LIABILITIES                  -             -            -             -             -             -
                                -----------   -----------   ----------   -----------    ----------   -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                  $26,572,577   $37,865,778   $9,794,827   $11,303,815    $2,838,505    $1,139,817
                                ===========   ===========   ==========   ===========    ==========   ===========

See accompanying notes to financial statements.

-----------------------------------------------------------------------------------------------------------------

                                                            6


                                      BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                      -----------------------------------------------------

                                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED)
                                                       AT DECEMBER 31, 1995

                                                 SUPPLEMENTAL INFORMATION BY FUND
                                   ========================================================
                                                     MERRILL       MERRILL
                                       MERRILL        LYNCH         LYNCH
                                        LYNCH       CORPORATE     RETIREMENT
                                       CAPITAL        BOND       PRESERVATION   PARTICIPANT
                                      FUND, INC.    FUND, INC.      TRUST          LOANS          TOTAL
                                    ------------   ------------  ------------   -----------   ------------
ASSETS:
  Investments                         $2,627,950    $1,564,076    $32,542,657    $8,102,049   $134,090,009
  Interfund transfers
    receivable                               812           915         18,928             -         40,703
  Contributions receivable                19,306        10,829        159,782             -        425,727
  Interest and dividend
    income receivable                        252           222         23,703             -         30,361
                                      ----------    ----------    -----------    ----------   ------------
       TOTAL ASSETS                    2,648,320     1,576,042     32,745,070     8,102,049    134,586,800
                                      ----------    ----------    -----------    ----------   ------------
LIABILITIES:
  Interfund transfers
    payable                                    -             -              -        40,703         40,703
                                      ----------    ----------    -----------    ----------   ------------
       TOTAL LIABILITIES                       -             -              -        40,703         40,703
                                      ----------    ----------    -----------    ----------   ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                        $2,648,320    $1,576,042    $32,745,070    $8,061,346   $134,546,097
                                      ==========    ==========    ===========    ==========   ============


See accompanying notes to financial statements.

----------------------------------------------------------------------------------------------------------

                                                   6a

                                                         BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                         -----------------------------------------------------

                                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                  FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                    SUPPLEMENTAL INFORMATION BY FUND
                                          =================================================================================
                                                                                                    MERRILL
                                             BERGEN       FIDELITY                                   LYNCH       MERRILL
                                            BRUNSWIG      MAGELLAN       GEORGE        COMPANY       GLOBAL       LYNCH
                                              FIXED      DIVERSIFIED     PUTNAM         STOCK      ALLOCATION  EQUITY INDEX
                                              FUND       EQUITY FUND      FUND          FUND       FUND, INC.     TRUST
                                          ------------   -----------   -----------   -----------   ----------   ----------
ADDITIONS:
 Contributions:
    Participants                          $          -   $ 2,981,565   $   769,417   $   851,204   $  455,569   $  400,665
    Employer                                         -     1,037,309       273,198       323,827      155,515      155,765
    Other rollovers                                  -       134,883        46,839        22,039       81,063       38,301
 Transfer from Colonial 401(k) plan                  -     1,868,799       799,475       256,439      957,657    1,499,564
 Transfer from B&C defined benefit plan              -        15,768        11,518         7,077        1,825        9,019
 Transfers of participant balances               1,457     5,899,635     1,399,885     3,411,886    1,922,961    2,967,327
 Interest income                               393,019       216,649        58,688        68,688       25,064       18,757
 Dividend income                                     -     6,599,683     1,153,937       223,110      555,562       17,408
 Participant loans                                   -             -             -             -            -            -
 Participant loan repayments                         -       913,501       215,275       274,835       96,057       83,862
 Net increase in fair value
    of investments                                   -             -       637,622     1,774,607      134,572      785,839
                                          ------------   -----------   -----------   -----------   ----------   ----------
       TOTAL ADDITIONS                         394,476    19,667,792     5,365,854     7,213,712    4,385,845    5,976,507
                                          ------------   -----------   -----------   -----------   ----------   ----------
DEDUCTIONS:
 Withdrawals                                   465,940     2,830,677       504,719       708,887      234,993      568,443
 Transfer of participant
  balances                                  26,359,126     7,951,574     1,025,695     2,927,807      794,196    1,257,857
 Administrative expenses                             -             -             -             -            -            -
 Participant loans                             141,987     1,491,949       354,666             -      115,035      119,048
 Participant loan repayments                         -             -             -             -            -            -
 Net decrease in fair value
    of investments                                   -     1,930,769             -             -            -            -
                                          ------------   -----------   -----------   -----------   ----------   ----------
       TOTAL DEDUCTIONS                     26,967,053    14,204,969     1,885,080     3,636,694    1,144,224    1,945,348
                                          ------------   -----------   -----------   -----------   ----------   ----------
NET INCREASE (DECREASE)                    (26,572,577)    5,462,823     3,480,774     3,577,018    3,241,621    4,031,159
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR              26,572,577    37,865,778     9,794,827    11,303,815    2,838,505    1,139,817
                                          ------------   -----------   -----------   -----------   ----------   ----------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                  $          -   $43,328,601   $13,275,601   $14,880,833   $6,080,126   $5,170,976
                                          ============   ===========   ===========   ===========   ==========   ==========

See accompanying notes to financial statements.

--------------------------------------------------------------------------------------------------------------------------

                                                                         7

                                         BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                         -----------------------------------------------------

                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED)
                                               FOR THE YEAR ENDED DECEMBER 31, 1996

                                                    SUPPLEMENTAL INFORMATION BY FUND
                                          ====================================================
                                                        MERRILL       MERRILL
                                           MERRILL       LYNCH         LYNCH
                                            LYNCH      CORPORATE     RETIREMENT
                                           CAPITAL       BOND       PRESERVATION   PARTICIPANT
                                          FUND, INC.   FUND, INC.      TRUST          LOANS         TOTAL
                                          ----------   ----------   ------------   -----------   -----------
ADDITIONS:
 Contributions:
    Participants                          $  458,509   $  266,181   $ 3,477,456    $        -    $ 9,660,566
    Employer                                 158,287       95,748     1,339,991             -      3,539,640
    Other rollovers                           48,420       58,874       108,028             -        538,447
 Transfer from Colonial 401(k) plan        1,523,486    1,041,104     2,392,322             -     10,338,846
 Transfer from B&C defined benefit plan       17,505            -       164,049             -        226,761
 Transfers of participant balances         1,091,739      925,515    34,371,294             -     51,991,699
 Interest income                              22,376       16,063     3,540,190             -      4,359,494
 Dividend income                             542,611      194,406             -             -      9,286,717
 Participant loans                                 -            -             -     4,488,333      4,488,333
 Participant loan repayments                  95,838       67,119     1,314,503             -      3,060,990
 Net increase in fair value
    of investments                            97,213            -             -             -      3,429,853
                                          ----------   ----------   -----------    ----------    -----------
       TOTAL ADDITIONS                     4,055,984    2,665,010    46,707,833     4,488,333    100,921,346
                                          ----------   ----------   -----------    ----------    -----------
DEDUCTIONS:
 Withdrawals                                 277,604       99,731     6,471,155       793,776     12,955,925
 Transfer of participant
  balances                                   815,812      536,867    10,322,765             -     51,991,699
 Administrative expenses                           -            -        93,427             -         93,427
 Participant loans                           126,440      119,840     2,019,368             -      4,488,333
 Participant loan repayments                       -            -             -     3,060,990      3,060,990
 Net decrease in fair value
    of investments                                 -       47,334             -             -      1,978,103
                                          ----------   ----------   -----------    ----------   ------------
       TOTAL DEDUCTIONS                    1,219,856      803,772    18,906,715     3,854,766     74,568,477
                                          ----------   ----------   -----------    ----------   ------------
NET INCREASE (DECREASE)                    2,836,128    1,861,238    27,801,118       633,567     26,352,869
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR             2,648,320    1,576,042    32,745,070     8,061,346    134,546,097
                                          ----------   ----------   -----------    ----------   ------------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                  $5,484,448   $3,437,280   $60,546,188    $8,694,913   $160,898,966
                                          ==========   ==========   ===========    ==========   ============

See accompanying notes to financial statements.

-------------------------------------------------------------------------------------------------------------

                                                   7a

                                                          BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                          -----------------------------------------------------

                                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                  FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                           ================================================================================
                                                                                                    MERRILL
                                              BERGEN       FIDELITY                                 LYNCH         MERRILL
                                             BRUNSWIG      MAGELLAN      GEORGE       COMPANY       GLOBAL        LYNCH
                                              FIXED      DIVERSIFIED     PUTNAM        STOCK      ALLOCATION   EQUITY INDEX
                                              FUND       EQUITY FUND      FUND         FUND       FUND, INC.      TRUST
                                           -----------   -----------   ----------   -----------   ----------   ------------
ADDITIONS:
 Contributions:
    Participants                           $         -   $ 2,608,218   $  660,003   $   839,362   $  333,183   $   99,559
    Employer                                         -       947,231      246,656       323,317      111,970       39,450
    Other rollovers                                  -       202,893       26,294        28,582       15,830       41,475
 Rollover from HDI defined benefit plan              -        44,930       17,935        21,062       51,845        1,003
 Rollover from Southeastern 401(k) plan              -       326,315       66,313        56,910      178,548       75,036
 Transfer from B&C 401(k) plan                       -       755,994      177,226       120,425      135,899      120,877
 Transfers of participant balances              24,647     5,102,253      521,460     1,379,463      714,975      590,567
 Interest income                             1,918,083       160,091       38,465        56,790       17,361        5,932
 Dividend income                                     -     2,106,723      686,936       217,848      208,391            -
 Participant loans                                   -             -            -             -            -            -
 Participant loan repayments                         -       724,129      169,596       249,273       78,774       28,061
 Net increase in fair value
  of investments                                     -     7,560,679    1,513,535     2,360,915      215,163      137,990
                                           -----------   -----------   ----------   -----------   ----------   ----------
       TOTAL  ADDITIONS                      1,942,730    20,539,456    4,124,419     5,653,947    2,061,939    1,139,950
                                           -----------   -----------   ----------   -----------   ----------   ----------
DEDUCTIONS:
 Withdrawals                                 3,155,792     2,186,643      845,117       693,330      144,713        8,041
 Transfer of participant
  balances                                   1,298,175     5,988,877      847,721     2,972,270      519,921      142,733
 Administrative expenses                             -             -            -             -            -            -
 Participant loans                             966,648     1,254,376      317,679             -       75,540       30,998
 Participant loan repayments                         -             -            -             -            -            -
                                           -----------   -----------   ----------   -----------   ----------   ----------
       TOTAL  DEDUCTIONS                     5,420,615     9,429,896    2,010,517     3,665,600      740,174      181,772
                                           -----------   -----------   ----------   -----------   ----------   ----------
NET INCREASE (DECREASE)                     (3,477,885)   11,109,560    2,113,902     1,988,347    1,321,765      958,178
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR              30,050,462    26,756,218    7,680,925     9,315,468    1,516,740      181,639
                                           -----------   -----------   ----------   -----------   ----------   ----------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                   $26,572,577   $37,865,778   $9,794,827   $11,303,815   $2,838,505   $1,139,817
                                           ===========   ===========   ==========   ===========   ==========   ==========

See accompanying notes to financial statements.

---------------------------------------------------------------------------------------------------------------------------

                                                                              8

                        BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                        -----------------------------------------------------

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED)
                             FOR THE YEAR ENDED DECEMBER 31, 1995

                                                  SUPPLEMENTAL INFORMATION BY FUND
                                         ==================================================
                                                       MERRILL      MERRILL
                                          MERRILL       LYNCH        LYNCH
                                           LYNCH      CORPORATE    RETIREMENT
                                          CAPITAL       BOND      PRESERVATION  PARTICIPANT
                                         FUND, INC.   FUND, INC.      TRUST        LOANS          TOTAL
                                         ----------   ----------   -----------   ----------   ------------
ADDITIONS:
 Contributions:
    Participants                         $  277,817   $  200,288   $ 3,605,178   $        -   $  8,623,608
    Employer                                 98,998       72,159     1,380,536            -      3,220,317
    Other rollovers                          17,779       41,573       186,142            -        560,568
 Rollover from HDI defined benefit plan      28,347            -        31,494            -        196,616
 Rollover from Southeastern 401(k) plan     121,923      102,548       244,351            -      1,171,944
 Transfer from B&C 401(k) plan              260,541      143,665       584,265      463,864      2,762,756
 Transfers of participant balances          758,495      323,529     7,617,901            -     17,033,290
 Interest income                             11,317       10,615     1,994,091            -      4,212,745
 Dividend income                            216,207       68,937             -            -      3,505,042
 Participant loans                                -            -             -    4,139,590      4,139,590
 Participant loan repayments                 46,600       53,662     1,180,473            -      2,530,568
 Net increase in fair value
  of investments                            203,188      106,611             -            -     12,098,081
                                         ----------   ----------   -----------   ----------   ------------
       TOTAL  ADDITIONS                   2,041,212    1,123,587    16,824,431    4,603,454     60,055,125
                                         ----------   ----------   -----------   ----------   ------------
DEDUCTIONS:
 Withdrawals                                136,400       76,992     2,924,148      834,601     11,005,777
 Transfer of participant
  balances                                  142,566      226,870     4,894,157            -     17,033,290
 Administrative expenses                          -            -       119,547            -        119,547
 Participant loans                           51,475       55,258     1,387,616            -      4,139,590
 Participant loan repayments                      -            -             -    2,530,568      2,530,568
                                         ----------   ----------   -----------   ----------   ------------
       TOTAL  DEDUCTIONS                    330,441      359,120     9,325,468    3,365,169     34,828,772
                                         ----------   ----------   -----------   ----------   ------------
NET INCREASE (DECREASE)                   1,710,771      764,467     7,498,963    1,238,285     25,226,353
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR              937,549      811,575    25,246,107    6,823,061    109,319,744
                                         ----------   ----------   -----------   ----------   ------------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                 $2,648,320   $1,576,042   $32,745,070   $8,061,346   $134,546,097
                                         ==========   ==========   ===========   ==========   ============

See accompanying notes to financial statements.

-----------------------------------------------------------------------------------------------------------
                                                       8a

                                                    BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                    -----------------------------------------------------

                                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                            FOR THE YEAR ENDED DECEMBER 31, 1994

                                                             SUPPLEMENTAL INFORMATION BY FUND
                                     -------------------------------------------------------------------------------
                                                                                            MERRILL
                                        BERGEN      FIDELITY                                 LYNCH        MERRILL
                                       BRUNSWIG     MAGELLAN       GEORGE       COMPANY      GLOBAL        LYNCH
                                        FIXED      DIVERSIFIED     PUTNAM        STOCK     ALLOCATION   EQUITY INDEX
                                        FUND       EQUITY FUND      FUND         FUND      FUND, INC.      TRUST
                                     -----------   -----------   ----------   ----------   ----------   ------------
ADDITIONS:
 Contributions:
    Participants                     $         -   $ 2,753,062   $  762,969   $  816,792   $  242,471     $ 59,189
    Employer                                   -       972,711      272,589      308,655       80,455       14,091
 Transfers of participant balances       298,869     5,285,004    1,500,784    1,533,878    1,663,118      118,412
 Interest income                       2,266,687       128,132       29,456      129,835       10,209        2,025
 Dividend income                               -     1,063,898      499,627      195,110       80,405            -
 Participant loans                             -             -            -            -            -            -
 Participant loan repayments                  33       630,858      142,453      212,766       42,690       10,051
 Net increase in fair value
  of investments                         973,308             -            -    1,381,093            -        3,227
                                     -----------   -----------   ----------   ----------   ----------     --------
       TOTAL  ADDITIONS                3,538,897    10,833,665    3,207,878    4,578,129    2,119,348      206,995
                                     -----------   -----------   ----------   ----------   ----------     --------
DEDUCTIONS:
 Withdrawals                           3,432,834     1,874,329      566,396      462,128      147,741          843
 Transfer of participant
  balances                             3,286,641     3,930,858    2,139,559    1,595,465      235,111       16,441
 Administrative expenses                       -             -            -            -            -            -
 Participant loans                     1,586,419     1,286,711      276,012            -       88,568        8,072
 Participant loan repayments                   -             -            -            -            -            -
 Net decrease in fair value
  of investments                               -     1,646,867      547,757            -      131,188            -
                                     -----------   -----------   ----------   ----------   ----------     --------
       TOTAL  DEDUCTIONS               8,305,894     8,738,765    3,529,724    2,057,593      602,608       25,356
                                     -----------   -----------   ----------   ----------   ----------     --------
NET INCREASE (DECREASE)               (4,766,997)    2,094,900     (321,846)   2,520,536    1,516,740      181,639
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR        34,817,459    24,661,318    8,002,771    6,794,932            -            -
                                     -----------   -----------   ----------   ----------   ----------     --------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR             $30,050,462   $26,756,218   $7,680,925   $9,315,468   $1,516,740     $181,639
                                     ===========   ===========   ==========   ==========   ==========     ========

See accompanying notes to financial statements.

===================================================================================================================

                                                                9


                                           BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                           -----------------------------------------------------

                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED)
                                                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                   SUPPLEMENTAL INFORMATION BY FUND
                                           ----------------------------------------------------
                                                         MERRILL        MERRILL
                                            MERRILL       LYNCH          LYNCH
                                             LYNCH      CORPORATE     RETIREMENT
                                            CAPITAL       BOND       PRESERVATION   PARTICIPANT
                                           FUND, INC.   FUND, INC.       TRUST         LOANS         TOTAL
                                           ----------   ----------   ------------   -----------   ------------
ADDITIONS:
 Contributions:
    Participants                           $  171,141   $  159,108   $ 3,890,760    $        -    $  8,855,492
    Employer                                   55,332       55,106     1,418,937             -       3,177,876
 Transfers of participant balances            986,746      857,619     4,631,818             -      16,876,248
 Interest income                                5,668        7,297     1,584,572             -       4,163,881
 Dividend income                               74,595       37,251             -             -       1,950,886
 Participant loans                                  -            -             -     4,391,798       4,391,798
 Participant loan repayments                   22,934       42,014     1,006,028             -       2,109,827
 Net increase in fair value
  of investments                                    -            -             -             -       2,357,628
                                           ----------   ----------   -----------   -----------    ------------
       TOTAL  ADDITIONS                     1,316,416    1,158,395    12,532,115     4,391,798      43,883,636
                                           ----------   ----------   -----------   -----------    ------------
DEDUCTIONS:
 Withdrawals                                  152,009      170,528     2,734,626       419,144       9,960,578
 Transfer of participant
  balances                                    106,540       86,226     5,479,407             -      16,876,248
 Administrative expenses                            -            -       231,904             -         231,904
 Participant loans                             47,293       42,573     1,056,150             -       4,391,798
 Participant loan repayments                        -            -             -     2,109,827       2,109,827
 Net decrease in fair value
  of investments                               73,025       47,493             -             -       2,446,330
                                           ----------   ----------   -----------   -----------    ------------
       TOTAL  DEDUCTIONS                      378,867      346,820     9,502,087     2,528,971      36,016,685
                                           ----------   ----------   -----------   -----------    ------------
NET INCREASE (DECREASE)                       937,549      811,575     3,030,028     1,862,827       7,866,951
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR                      -            -    22,216,079     4,960,234     101,452,793
                                           ----------   ----------   -----------   -----------    ------------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                   $  937,549   $  811,575   $25,246,107   $ 6,823,061    $109,319,744
                                           ==========   ==========   ===========   ===========    ============

See accompanying notes to financial statements.

===================================================================================================================

                                                 9a

           BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
           =====================================================

                       NOTES TO FINANCIAL STATEMENTS
                       -----------------------------

           FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
           ----------------------------------------------------


1.    PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

      The following brief description of the Bergen Brunswig Pre-Tax Investment Retirement Account ("Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

      A.    GENERAL
            -------

            The Plan was established effective September 1, 1984. The Plan is a deferred compensation and profit sharing plan covering substantially all employees of Bergen Brunswig Corporation and its subsidiaries ("Employer") who have completed more than six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The accounting records of the Plan are maintained on the accrual basis.

      B.    FUNDING POLICY
            --------------

            Participants are entitled to defer 1% to 15% of their pre-tax compensation through contributions to the Plan up to a maximum of $9,500 in 1996. Participants are not allowed to make any other contributions to the Plan except for rollover contributions from other retirement plans. The Employer contributes $.50 for each $1.00 contributed by the participant, up to the participant's investment of 6% of the participant's salary. The Employer may also make an additional contribution to the Plan at the Employer's discretion. Expenses of the Plan up to the amount of forfeitures of Employer contributions determined at the last Plan valuation date are paid by the Plan. Expenses of the Plan in excess of Employer contribution forfeitures are paid directly by the Employer. For the years ended December 31, 1996, 1995 and 1994, expenses of $93,427, $119,547 and
            $231,904, respectively, were paid by forfeitures of Employer contributions.

      C.    INVESTMENTS
            -----------

            Upon joining the Plan, participants can elect to invest their accounts in the following options:

                  1. Company Stock Fund (Bergen Brunswig Corporation Class A Common Stock);

                  2.    Fidelity   Magellan    Diversified    Equity   Fund
                        (primarily equity securities);

                  3. George Putnam Fund (primarily debt and equity securities);

                  4.    Merrill   Lynch  Global   Allocation   Fund,   Inc.
                        (primarily United States and foreign equity, debt and money market securities);

                  5. Merrill Lynch Equity Index Trust (primarily equity securities included in the Standard & Poors 500 Index);

                  6.    Merrill  Lynch  Capital   Fund,   Inc.   (primarily
                        equity,   debt,   convertible   and  money   market
                        securities);

                  7.    Merrill   Lynch   Corporate   Bond  Fund,   Inc.  -
                        Investment Grade Portfolio (primarily high-grade taxable fixed income securities);

                  8. Merrill Lynch Retirement Preservation Trust (primarily broadly diversified Guaranteed Investment Contracts, U.S. Government and U.S. Government agency and money market securities).

            Participants have direct, daily access to investment and account information (including change of investment direction, fund transfers and deferral percentage) through The Merrill Lynch Participant Service Center.

            The Company Stock Fund, the Fidelity Magellan Diversified Equity Fund, the George Putnam Fund, the Merrill Lynch Global Allocation Fund, Inc., the Merrill Lynch Equity Index Trust, the Merrill Lynch Capital Fund, Inc. and the Merrill Lynch Corporate Bond Fund, Inc. are stated at fair value as determined by quoted market prices. The Merrill Lynch Retirement Preservation Trust is stated at cost, which approximates fair value. Investment transactions are recorded on a trade-date basis.

            Participants may borrow against a maximum of 50% of their interests in the Plan up to $50,000, except that participants may not borrow against their interest in the Company Stock Fund. Participants are entitled to hold two loans simultaneously, a short-term loan (1 to 5 years) and a long-term loan (5 to 15 years). The long-term loan applies only to the purchase of a participant's primary residence. Such loans are shown as separate investments of the Plan, with interest rates ranging from 6.00% to 11.00%, and are stated at cost, which approximates fair value.

            The number of participants in each fund was as follows:

                                                              DECEMBER 31,
                                                              ------------
                                                            1996       1995
                                                            ----       ----
            Fidelity Magellan Diversified
                Equity Fund                                 2,468     2,169
            George Putnam Fund                              1,158       942
            Company Stock Fund                              1,682     1,459
            Merrill Lynch Global
                Allocation Fund, Inc.                         746       465
            Merrill Lynch Equity Index Trust                  561       266
            Merrill Lynch Capital Fund, Inc.                  716       463
            Merrill Lynch Corporate
                Bond Fund, Inc.                               532       385
            Merrill Lynch Retirement
                Preservation Trust                          2,964     2,671
            Participant Loans                               1,520     1,421
            Bergen Brunswig Fixed Fund                          -     2,236

            The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

      D.    BENEFIT DISTRIBUTION
            --------------------

            A participant's account shall be distributed in a lump sum upon retirement, less any loans outstanding. Account withdrawals are permitted by participants who have attained age 59-1/2 or who suffer certain financial hardships and meet criteria established by the Internal Revenue Service. All participants not eligible for normal retirement vest in Employer contributions at 20% for each continuous plan year of participation. Participants who retire or terminate employment prior to retirement may elect to receive the vested portion of their accounts in a lump sum distribution or leave the vested portion of their accounts in the Plan if such accounts aggregate $3,500 or more. Participants are 100% vested in their own contributions at all times.

      E.    DEATH AND DISABILITY BENEFITS
            -----------------------------

            Upon the death of a participant, the beneficiary receives, in a lump sum, the vested amount in the account. Participants who become disabled will receive distributions in accordance with normal retirement benefits.

      F.    PLAN TERMINATION
            ----------------

            The Employer has the right at any time to declare the Plan terminated completely or as to any of the Employer's divisions, facilities or operational units.

            In the event that the Plan terminates, the accounts of all participants will become fully vested.

      G.    OTHER
            -----

            Certain reclassifications have been made in the 1995 and 1994 financial statements and notes to conform to 1996 presentations.


2.    INCOME TAX STATUS

      The Plan is qualified under Section 401 of the Internal Revenue Code as exempt from Federal income taxes. Accordingly, Employer contributions and earnings realized by the Plan are not taxed to the participant until a distribution from the Plan is received. In addition, any shares of the Company Stock Fund distributed to a participant upon termination are taxed to the participant at the lower of cost or market measured as of the distribution date. The Plan obtained its latest determination letter on January 24, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.


3.    CHANGE OF TRUSTEE AND ADMINISTRATOR

      Effective January 1, 1994, the Plan trustee and administrator were changed
      from  Bankers   Trust   Company  of  New  York  and  The  Wyatt   Company,
      respectively, to Merrill Lynch Trust Company of California.

4.    CHANGE IN INVESTMENT OPTIONS

      No new Guaranteed Investment Contracts ("GICs") were added to the Bergen Brunswig Fixed Fund, formerly the Guaranteed Income Fund, during 1994, 1995 and 1996. The surrender of GICs with Hartford Life Insurance Company, Integrity Life, IDS Life Insurance Company, Life of Virginia and Shearson Lehman Hutton/Federal Home Life contributed to a decrease in the combined guaranteed interest rate from 7.56% to 6.93% per annum in 1994. The surrender of GICs with Life Insurance Company of the Southwest, Shearson/Integrity, Integrity Life and Hartford Life Insurance Company contributed to a decrease in the combined guaranteed interest rate from 6.93% to 6.81% per annum in 1995.

      During March 1994, the Plan was amended to entitle participants to defer 1% to 15% of their compensation through contributions to the Plan.

      During 1994, the Merrill Lynch Retirement Preservation Trust became a separate investment option and the Guaranteed Income Fund was renamed as the Bergen Brunswig Fixed Fund.

      Effective January 1, 1994, the Guaranteed Income Fund Investment was frozen with respect to any future contribution elections and incoming transfers of participant account balances. Future participant contributions previously elected to go into the Guaranteed Income Fund Investment were invested in the Merrill Lynch Retirement Preservation Trust as of January 1, 1994.



5.    OTHER

      On March 31, 1996, remaining account balances in the Bergen Brunswig Fixed Fund were transferred into the Merrill Lynch Retirement Preservation Trust.

      During February 1996, the GIC with Life of Virginia in the Bergen Brunswig Fixed Fund was surrendered at contract value.

      On January 10, 1995, the Employer acquired all of the outstanding shares of stock of Biddle & Crowther ("B&C"). Employees of B&C became eligible to participate in the Plan during January 1995. Rollovers to the Plan from B&C's 401(k) Plan were made in December 1995. The aggregate amount of rollovers from B&C's defined benefit plan was made during June 1996.

      On August 2, 1995, the Employer acquired Colonial Healthcare Supply Co. ("Colonial"). Employees of Colonial became eligible to participate in the Plan on January 1, 1996. Rollovers to the Plan from Colonial's 401(k) plan including participant loans were made during April 1996.

      On April 29, 1994, the Employer acquired all of the outstanding shares of stock of Southeastern Hospital Supply Corporation ("Southeastern"). Employees of Southeastern became eligible to participate in the Plan during May 1994.

6.    SUBSEQUENT EVENT

      On June 1, 1997, the following investment options were added to the Plan:

            1. Merrill Lynch Growth Fund (Class A Shares) (primarily United States and foreign equity securities);

            2.   Templeton   Foreign  Fund  (Class  I  Shares)   (primarily
                 foreign debt and equity securities); and

            3.   AIM  Constellation   Fund  (Class  A  Shares)   (primarily
                 securities of small- and medium-sized companies).

                                                                                       SUPPLEMENTAL SCHEDULE 1

                            BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                            -----------------------------------------------------

                         LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            AT DECEMBER 31, 1996
--------------------------------------------------------------------------------------------------------------
                                                      DESCRIPTION OF             FAIR
IDENTITY OF ISSUE                                       INVESTMENT               VALUE                COST
--------------------------------------------------------------------------------------------------------------
FIDELITY MAGELLAN DIVERSIFIED EQUITY FUND                Schedule           $  43,174,752       $  40,184,933

GEORGE PUTNAM FUND                                       Schedule              13,229,541          11,826,388

COMPANY STOCK FUND                                       Schedule              14,822,027          11,197,431

MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.               Schedule               6,043,308           5,864,806

MERRILL LYNCH EQUITY INDEX TRUST                         Schedule               5,117,690           4,363,940

MERRILL LYNCH CAPITAL FUND, INC.                         Schedule               5,456,072           5,269,223

MERRILL LYNCH CORPORATE BOND FUND, INC.                  Schedule               3,419,808           3,400,331

MERRILL LYNCH RETIREMENT PRESERVATION TRUST              Schedule              60,331,108          60,331,108

PARTICIPANT LOANS                                        Schedule               8,749,423           8,749,423
                                                                          ----------------     ---------------

                           TOTAL INVESTMENTS                                 $160,343,729        $151,187,583
                                                                          ================     ===============




                                                    16

                                                                              SUPPLEMENTAL SCHEDULE 1 (DETAIL)


                            BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                            -----------------------------------------------------

                     DETAIL - LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            AT DECEMBER 31, 1996

--------------------------------------------------------------------------------------------------------------
                                                                                  FAIR
     SHARES                             DESCRIPTION                               VALUE                COST
--------------------------------------------------------------------------------------------------------------

                      FIDELITY MAGELLAN DIVERSIFIED EQUITY FUND
                      -----------------------------------------

     535,335          FIDELITY MAGELLAN FUND INC. COMMON                    $  43,174,752       $  40,184,933
                                                                          ================     ===============


                      GEORGE PUTNAM FUND
                      ------------------

     806,679          GEORGE PUTNAM FUND OF BOSTON                          $  13,229,541       $  11,826,388
                                                                          ================     ===============


                      COMPANY STOCK FUND
                      ------------------

                      BERGEN BRUNSWIG CORPORATION
     515,549          CLASS A COMMON STOCK                                  $  14,822,027       $  11,197,431
                                                                          ================     ===============


     415,348          MERRILL LYNCH GLOBAL ALLOCATION FUND CLASS A          $   6,043,308       $   5,864,806
                      --------------------------------------------        ================     ===============


     104,101          MERRILL LYNCH EQUITY INDEX TRUST 1                    $   5,117,690       $   4,363,940
                      ----------------------------------                  ================     ===============


     175,719          MERRILL LYNCH CAPITAL FUND CLASS A                    $   5,456,072       $   5,269,223
                      ----------------------------------                  ================     ===============



                                                   17

                                                                   SUPPLEMENTAL SCHEDULE 1 (DETAIL), CONTINUED


                            BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                            -----------------------------------------------------

                     DETAIL - LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            AT DECEMBER 31, 1996

--------------------------------------------------------------------------------------------------------------
                                                                                  FAIR
     SHARES                             DESCRIPTION                               VALUE             COST
--------------------------------------------------------------------------------------------------------------

                      MERRILL LYNCH CORPORATE BOND
                      ----------------------------
     302,103            INVESTMENT GRADE CLASS A                            $   3,419,808       $   3,400,331
                        ------------------------                          ================     ===============




  60,331,108          MERRILL LYNCH RETIREMENT PRESERVATION TRUST           $  60,331,108       $  60,331,108
                      -------------------------------------------         ================     ===============





                      PARTICIPANT LOANS
                      -----------------

                      PROMISSORY NOTES WITH VARIOUS DUE DATES
                          AND INTEREST RATES FROM 6.00% TO 11.00%:          $   8,749,423       $   8,749,423
                                                                          ================     ===============














                                                   18


                                                                                       SUPPLEMENTAL SCHEDULE 2


                            BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                            -----------------------------------------------------

                               LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                                    FOR THE YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------------------------------------

    IDENTITY OF ISSUE                    TRADE TYPE         NO. OF TRADE          AMOUNT              GAIN
--------------------------------------------------------------------------------------------------------------


BERGEN BRUNSWIG FIXED FUND               Purchases               108             $394,476
                                         Sales                   191           26,967,053



FIDELITY MAGELLAN                        Purchases               735           19,670,511
   DIVERSIFIED EQUITY FUND               Sales                   710           12,281,640            $349,092



MERRILL LYNCH RETIREMENT                 Purchases               926           46,617,457
  PRESERVATION TRUST                     Sales                   740           18,847,101



MERRILL LYNCH EQUITY INDEX TRUST         Purchases               379            5,150,845
                                         Sales                   265            1,945,349             162,691



COMPANY STOCK FUND                       Purchases               468            5,423,536
                                         Sales                   215            3,636,694             753,143



                                                   19

                                    SIGNATURE
                                    ---------



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Strategy Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                    BERGEN BRUNSWIG PRE-TAX
                                    INVESTMENT RETIREMENT ACCOUNT



                                    by /S/   NEIL F. DIMICK
                                       ----------------------------------------
                                             Neil F. Dimick
                                             Executive Vice President,
                                             Chief Financial Officer,
                                             Bergen Brunswig Corporation




June 6, 1997

                                                                      Exhibit 23











INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-32465 of Bergen Brunswig Corporation on Form S-8 of our report dated June 6, 1997, appearing in this Annual Report on Form 11-K of Bergen Brunswig Pre-Tax Investment Retirement Account for the year ended December 31, 1996.




/s/ Deloitte & Touche LLP
Costa Mesa, California
June 25, 1997





















                                       21